Exhibit 16.1

October 7, 2022

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Dear Commissioners:

We have read the statements made by Aimfinity Investment Corp. I under Item 4.01 of its Form 8-K dated October 7, 2022. We agree with the statements concerning our firm in such Form 8-K; we are not in a position to agree or disagree with other statements contained Item 4.01 insofar as they relate to our firm.

Very truly yours,

/s/ Friedman LLP

New York, New York